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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aradigm Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505103

(Cusip Number)

Richard P. Thompson
c/o Aradigm Corporation
3929 Point Eden Way
Hayward, CA 94545

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505103

1.	Name of Reporting Person: Richard P. Thompson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 944,713 shares(1)

		8.	Shared Voting Power: 299,142 shares(2)

		9.	Sole Dispositive Power: 944,713 shares(1)

		10.	Shared Dispositive Power: 299,142 shares(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,243,85 shares(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.4%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 820,000 shares exercisable pursuant to outstanding options exercisable within 60 days of March 10, 2003 (subject to repurchase of unvested shares), 15,000 shares held by Thompson Family Partners and 100 shares held by a member of his immediate family.

(2)	Includes 279,206 shares held by Thompson Family Trust and 19,936 shares exercisable pursuant to outstanding warrants within 60 days of March 10, 2003.

Richard P. Thompson ("Reporting Person") hereby amends and supplements his Report on Schedule 13D dated February 20, 2003 (the "Schedule 13D") with respect to the common stock, no par value per share (the "Common Stock"), of Aradigm Corporation, a California corporation (the "Issuer"). Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background
The following paragraph is added after the last paragraph of Item 2:

"The obligations of Reporting Person under the Voting Agreement have been terminated in accordance with its terms and, therefore, Reporting Person and the Other Shareholders party to the Voting Agreement may no longer be considered a Group for purposes of Section 13D of the Act. Accordingly, Reporting Person may no longer be deemed to beneficially own the Other Shareholders Securities."

Item 3.	Source and Amount of Funds or Other Consideration
The following paragraph is added after the last paragraph of Item 3:

"The obligations of Reporting Person under the Voting Agreement have been terminated in accordance with its terms and, therefore, Reporting Person and the Other Shareholders party to the Voting Agreement may no longer be considered a Group for purposes of Section 13D of the Act. Accordingly, Reporting Person may no longer be deemed to beneficially own the Other Shareholders Securities."

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person may be deemed to own beneficially 2.4% of the Common Stock of the Issuer, which percentage is calculated based upon 50,150,003 shares of Common Stock reported as outstanding on March 28, 2003 in the Preliminary Proxy filed by the Issuer on March 24, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

(b) Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

944,713(1) s hares

(ii) shared power to vote or to direct the vote:

299,142(2)

(iii) sole power to dispose or to direct the disposition:

944,713(1) shares

(iv) shared power to dispose or to direct the disposition:

299,142(2)

(1)	Includes 820,000 shares exercisable pursuant to outstanding options exercisable within 60 days of March 10, 2003, 15,000 shares held by Thompson Family Partners and 100 shares held by a member of his immediate family.

(2)	Includes 279,206 shares held by Thompson Family Trust and 19,936 shares exercisable pursuant to outstanding warrants within 60 days of March 10, 2003.

(c) Except as set forth in the Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding shares of Common Stock on March 10, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The following paragraph is added after the last paragraph of Item 6:

"The obligations of Reporting Person under the Voting Agreement have been terminated in accordance with its terms and the transactions contemplated by the Financing Purchase Agreement and the Warrant Repricing Agreement were consummated on March 10, 2003. Reporting Person and the Other Shareholders may no longer be considered a Group and Reporting Person disclaims any membership in such a Group. Upon termin ation of the Voting Agreement and consummation of the Financing, Reporting Person is a direct beneficial owner of less than 5% of the Issuer's Common Stock and is therefore not subject to the reporting obligations under Section 13(d) of the Act."

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2003

/s/ Richard P. Thompson

Richard P. Thompson